December 1, 2009
Mr. Terence O’Brien
Accounting Branch Chief
Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	PRG-Schultz International, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Form 10-Q for the Fiscal Quarter Ended September 30, 2009 Definitive Proxy filed April 23, 2009 File No. 000-28000
Dear Mr. O’Brien:
     We are responding to your letter of November 13, 2009, with respect to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the above-referenced reports filed by PRG-Schultz International, Inc. (the “Company”) under the Securities Exchange Act of 1934, as amended. For your convenience, we have restated and responded to each of your comments below. After you have reviewed this response, please let us know if you require any additional information.
Form 10-K for the Year Ended December 31, 2008
Secured Credit Facility, page 32
1. We note your response to prior comments 4 and 7 with regard to your RAC program and related costs. Please revise future filings to clarify the nature of the costs incurred and that the costs are no longer related to the “demonstration” project but relate to the national RAC program. Also revise your liquidity section to discuss the amount of costs incurred and the amount you expect to expend in the next twelve to eighteen months as you have done so in your response letter.
Response:
     In future filings the Company will clarify the nature of the costs incurred related to the RAC program and that such costs relate to the national RAC program rather than the “demonstration program.” In addition, to the extent such costs are material to the results of operations for a particular reporting period, in future filings the Company will include, in the

Securities & Exchange Commission
December 1, 2009

liquidity section, a discussion of the costs incurred and the amount the Company expects to expend in the next twelve to eighteen months, as the Company provided in its previous response to the Staff’s comments.
Form 10-Q for the period ended September 30, 2009
Critical Accounting Policies, page 23
2. The gain on bargain purchase of $2.8 million is 40% and 19% of earnings before taxes for the three months and nine months ending September 30, respectively. $2.1 million of this amount is based on estimates of fair value of contingent payments under the earn-out provision of the asset purchase agreement. The amount of gain is also determined by your estimate of fair value of acquired intangible assets, primarily customer relationships. As appropriate, please provide a discussion in future filings of your method for determining the fair value of both contingent payments and the intangible assets acquired. Describe the key assumptions underlying your estimates and discuss the uncertainty associated with these assumptions and potential events or circumstances that could have a negative effect.
Response:
     In future filings, the Company will, as appropriate, provide a discussion of the method for determining the fair value of both contingent payments and the intangible assets acquired. The Company will also provide key assumptions underlying the Company’s estimates and discuss the uncertainty associated with these assumptions and potential events or circumstances that could have a negative effect.
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     In connection with the above responses to the Staff’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing is fully responsive to your letter. If there is any additional information you would like or if you have additional questions, please let us know.

Securities & Exchange Commission
December 1, 2009

Sincerely,
/s/ Robert B. Lee
Robert B. Lee
Chief Financial Officer and Treasurer